Filed pursuant to Rule 433
Registration No. 333-228532
Issuer Free Writing Prospectus dated June 8, 2020
Relating to Preliminary Prospectus Supplement dated June 8, 2020

ROPER TECHNOLOGIES, INC.

PRICING TERM SHEET

June 8, 2020

Issuer:	Roper Technologies, Inc.

Trade Date:	June 8, 2020

Settlement Date (T+10)*:	June 22, 2020

Ratings (Moody’s/S&P)**:	Baa2/BBB+ (Stable/Stable)

Securities:	Senior Notes due 2030

Principal Amount:	$600,000,000

Maturity Date:	June 30, 2030

Benchmark Treasury:	UST 0.625% due May 15, 2030

Benchmark Treasury Price and Yield:	97-20 / 0.875%

Spread to Benchmark Treasury:	T + 125 basis points

Yield to Maturity:	2.125%

Price to Public:	98.877% of the principal amount

Coupon:	2.000%

Interest Payment Dates:	June 30 and December 30, beginning December 30, 2020

Optional Redemption:	At any time prior to March 30, 2030, at Treasury plus 20 basis points; at any time on or after March 30, 2030, at par; plus, in each case, accrued interest to but excluding the redemption date

CUSIP# / ISIN#:	776743AJ5 / US776743AJ55

Joint Book-Running Managers:	BofA Securities, Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
TD Securities (USA) LLC
SunTrust Robinson Humphrey, Inc.

Co-Managers:	Mizuho Securities USA LLC
PNC Capital Markets LLC
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
Regions Securities LLC

*We expect that delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the tenth business day following the date of this term sheet. Under Rule 15c6-1 of the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this term sheet or the following seven business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of this term sheet or on the following seven business days should consult their own advisor.

**A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling or emailing BofA Securities, Inc. at 1-800-294-1322 or dg.prospectus_requests@bofa.com, J.P. Morgan Securities LLC collect at 1-212-834-4533, or Wells Fargo Securities, LLC at 1-800-645- 3751.